787 Seventh Avenue. New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 1, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,190

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,190 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

S0000 46586    iShares MSCI United Kingdom ETF

The initial Registration Statement was filed on June 24, 2014. The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act.

By separate letter, the Trust is responding to comments given by the staff of the Securities and Exchange Commission in connection with its review of the Registration Statement. Also by separate letter, the Trust is requesting acceleration of the effective date to August 5, 2014.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer, Esq.
Aaron Wasserman, Esq.
Kathy Drury